SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)[1]

AMBASSADORS GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

023177108
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]   Rule 13d-1(b)
[     ]   Rule 13d-1(c)
[ X  ]   Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 023177108

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Norbert H. Lou

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ___

         (b) ___

3.      SEC Use Only

4.      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	621,738 57,316 621,738 57,316

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

         679,054

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

            ____

11.      Percent of Class Represented by Amount in Row (9)

            3.29%

12.      Type of Reporting Person (See Instructions)

            IN

Item 1(a).   Name of Issuer:

          Ambassadors Group, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

         110 South Ferrall Street
         Spokane, WA 99202

Item 2(a).   Name(s) of Person(s) Filing:

         Norbert H. Lou

Item 2(b).   Address of Principal Business Office or, if None, Residence:

          520 Madison Avenue, 35th Floor, New York, NY 10022

Item 2(c).   Citizenship:

         Mr. Lou is a citizen of the United States.

Item 2(d).   Title of Class of Securities:

         Common Stock

Item 2(e).   CUSIP Number:

         023177108

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under § 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in § 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in § 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under § 8 of the Investment Company Act, (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in § 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under § 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

          Not applicable

Item 4.   Ownership:

(a)	Amount beneficially owned:	679,054
(b)	Percent of class:	3.29% (based on 20,624,410 shares of common stock, outstanding as of November 1, 2005, according to the Issuer's Form 10-Q filed September 30, 2005).
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	621,738*
	(ii)	Shared power to vote or to direct the vote:	57,316**
	(iii)	Sole power to dispose or to direct the disposition of:	621,738*
	(iv)	Shared power to dispose or to direct the disposition of:	57,316**

*Includes 521,454 shares directly beneficially owned by Punch Card Capital LP, and 100,284 shares directly beneficially held by Mr. Lou. Mr. Lou is the managing member of Punch Card Capital LLC, the general partner of Punch Card Capital LP.

**Includes 57,316 shares directly beneficially owned by relatives of Mr. Lou. Mr. Lou may be deemed to share beneficial ownership of such shares.

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.   Identification and Classification of Members of the Group:

         Not applicable

Item 9.    Notice of Dissolution of Group:

         Not applicable

Item 10.   Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006 (Date)

/s/ Norbert H. Lou (Signature) Norbert H. Lou, Individually (Name/Title)